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                                 PHOTODISC, INC.
                          2013 FOURTH AVENUE, 4TH FLOOR
                            SEATTLE, WASHINGTON 98121


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY 16, 1997


TO THE SHAREHOLDERS OF PHOTODISC, INC.:

     A Special Meeting of Shareholders (the "PhotoDisc Special Meeting") of PhotoDisc, Inc., a Washington corporation ("PhotoDisc"), will be held on Thusday, January 16, 1998, at 10:00 a.m., local time, at PhotoDisc's offices, 2013 Fourth Avenue, 4th Floor, Seattle, Washington 98121, for the following purpose:

     To consider and vote upon the following:

     1. A proposal to approve the merger (the "Merger") of PhotoDisc with Print Merger, Inc. ("Merger Sub"), a wholly owned subsidiary of Getty Images, Inc., a Delaware corporation ("Getty Images"), pursuant to the terms and provisions of the Merger Agreement dated as of September 15, 1997 by and among PhotoDisc, Getty Images, Merger Sub and Getty Communications plc, a public limited company organized under the laws of England and Wales (the "Merger Agreement"). Under the terms of the Merger Agreement, PhotoDisc will become a wholly owned subsidiary of Getty Images. Each outstanding share of PhotoDisc common stock, par value $0.01 per share (the "PhotoDisc Common Shares") will be converted into the right to receive shares of Getty Images common stock, par value $0.01 per share (the "Getty Images Common Shares"), plus certain cash consideration. The consideration to be received by PhotoDisc shareholders and other aspects of the Merger are more completely described in the accompanying Prospectus of Getty Images, and a copy of the Merger Agreement is attached as Annex A thereto.

     2. A proposal to approve the Getty Images, Inc. 1998 Stock Incentive Plan, which is more fully described in EXHIBIT A to this notice.

     Only holders of record of PhotoDisc Common Stock and Series A Preferred Stock at the close of business on December 1, 1997, the record date for the PhotoDisc Special Meeting, are entitled to notice of and to vote at the PhotoDisc Special Meeting and any adjournments or postponements thereof.

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     WHETHER OR NOT YOU PLAN TO ATTEND THE PHOTODISC SPECIAL MEETING, PLEASE
COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOUR PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY SIGNING AND RETURNING A LATER-DATED PROXY WITH RESPECT TO THE SAME SHARES, BY FILING WITH THE SECRETARY OF PHOTODISC A WRITTEN REVOCATION BEARING A LATER DATE OR BY ATTENDING AND VOTING AT THE PHOTODISC SPECIAL MEETING.


                                   PHOTODISC, INC.




                                   Heather Redman, Secretary


Seattle, Washington
December __, 1997

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                              EXHIBIT A

                  SUMMARY GETTY IMAGES, INC. 1998 STOCK
                             INCENTIVE PLAN

               GETTY IMAGES, INC. 1998 STOCK INCENTIVE PLAN

    THE BOARDS OF DIRECTORS OF GETTY COMMUNICATIONS AND PHOTODISC, INC. HAVE UNANIMOUSLY RECOMMENDED THE GETTY IMAGES INCENTIVE PLAN FOR APPROVAL BY THEIR RESPECTIVE SHAREHOLDERS.

    The Getty Images 1998 Stock Incentive Plan was authorised by the Getty
Communications Board on   -  December 1997, and by the Board of Directors of
PhotoDisc, Inc. on   -  December 1997 and is subject to approval by their
respective shareholders. A copy of the Getty Images Incentive Plan has been filed as an exhibit to the Registration Statement and the following summary is qualified in its entirety by reference thereto.

    PURPOSES AND ELIGIBILITY

    The purposes of the Getty Images Incentive Plan are to attract, retain and motivate officers and other key employees and consultants of Getty Images and its subsidiaries, to compensate them for their contributions to the growth and profits of Getty Images and to encourage ownership by them of stock of Getty Images. The Getty Images Incentive Plan authorises the issuance of incentive and non-qualified stock options ("OPTIONS") as well as other equity-based compensation awards, such as stock appreciation rights, stock awards and performance share awards (collectively with Options, "Awards"). It is presently contemplated that the Compensation Committee will grant solely Options under the Getty Images Incentive Plan. to such individuals (referred to in the Getty
Images Incentive Plan as "ELIGIBLE INDIVIDUALS"). As of   -  December 1997,
Getty Images estimates that there will be approximately   -  Eligible
Individuals.

    SHARES AVAILABLE UNDER THE GETTY IMAGES INCENTIVE PLAN

    An aggregate of   -  shares of Getty Images Common Stock are authorised for
issuance under the Getty Images Incentive Plan, which amount will be proportionately adjusted in the event of certain changes in Getty Images' capitalisation, a merger, or a similar transaction. Such shares may be treasury shares or newly issued shares or a combination thereof.

    In addition to this overall limit, in accordance with the requirements of
Section 422 of the Internal Revenue Code of 1986 (the "Code"), the Getty Images Incentive Plan limits the number of shares that may be subject to incentive
stock options to   -  shares. In accordance with the requirements of the
regulations under Section 162(m) of the Code, the Getty Images Incentive Plan limits the number of shares that may be granted to an individual participant in
any fiscal year of Getty Images to   -  shares.

    ADMINISTRATION

    The Compensation Committee or other committee appointed by the Board of Getty Images (the "COMMITTEE") will administer the Getty Images Incentive Plan, approve the Eligible Individuals who will receive Awards, determine the form and terms of the Awards and have the power to fix and accelerate vesting periods. Subject to certain limitations, the Committee may from time to time delegate some or all of its authority to an administrator consisting of one or more members of the Committee or one or more officers of Getty Images.

    AWARDS--GENERAL. The Getty Images Incentive Plan authorizes a broad array of Awards based on Getty Images' Common Stock, including (i) stock awards consisting of one or more shares of Common Stock granted or offered for sale to eligible individuals ("STOCK AWARDS"), (ii) Options, (iii) stock appreciation rights ("SARS"), which may be granted in tandem with or independently of Options, (iv) conditional awards which may be earned upon the satisfaction of certain specified performance criteria ("PERFORMANCE SHARE AWARDS") and (v) other forms of equity-based or equity-related awards which the Committee determines to be consistent with the purposes of the Getty Images Incentive Plan and the interests of Getty Images ("OTHER AWARDS"). Such Other Awards may also include cash payments which may be based on one or more criteria determined by the Committee which are unrelated to the value of Getty Images' Common Stock.

    The vesting, exercisability and other terms applicable to an Award will be determined by the Committee. The Committee may accelerate the vesting or payment of any Award, the date on which any Award first becomes exercisable or the lapse of restrictions on

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any Award. The Committee will also have full authority to determine the effect, if any, that a participant's termination of employment will have on the vesting, payment, lapse of restrictions or exercisability applicable to an outstanding Award.

    Getty Images may require a participant to pay a sum to Getty Images as may be necessary to cover any taxes or other charges imposed on Getty Images with respect to property or income received by a participant pursuant to the Getty Images Incentive Plan.

    No Options shall be granted under the Getty Images Incentive Plan after the tenth anniversary of the date on which the Getty Images Incentive Plan is approved by the shareholders of Getty Communications and PhotoDisc.

    OPTIONS

    An award of Options may consist of either nonqualified stock options or incentive stock options. An Option entitles the participant to acquire a specified number of shares of Getty Images Common Stock at an exercise price determined by the Committee, which generally may not be less than the fair market value of the shares on the date of grant in the case of incentive stock options. The exercise price may be paid in cash or previously owned stock or a combination thereof and, if the terms of the Option so provide, in whole or in part through the withholding of shares of Getty Images Common Stock subject to the Option with a value equal to the exercise price. In addition, the Company has authorised a "cashless exercise" procedure that affords participants the opportunity to sell immediately some or all of the shares underlying the exercised portion of an Option in order to generate sufficient cash to pay the exercise price and/or to satisfy withholding tax obligations related to the Option. Options expire no later than ten years from the date of grant.

    AWARDS--STOCK APPRECIATION RIGHTS. Recipients of SARs are entitled to receive an amount, if any, equal to the fair market value of a share of Common Stock on the date of exercise over the SAR exercise price specified in the applicable award agreement. At the discretion of the Committee, payments to a participant upon exercise of an SAR may be made in shares, cash or a combination thereof. An SAR may be granted alone or in addition to other Awards, or in tandem with a Stock Option.

    AWARDS--STOCK AWARDS. Recipients of Stock Awards are entitled to exercise voting rights and receive dividends with respect to the shares of Common Stock underlying such Awards upon receipt of such Awards.

    AWARDS--PERFORMANCE SHARE AWARDS. A Performance Share Award will entitle a participant to receive a specified number of shares, an equivalent amount of cash or in a combination thereof upon satisfaction of certain specified performance criteria. Payment in settlement of a Performance Share Award shall be made as soon as practicable following the conclusion of the applicable performance period, or at another time determined by the Committee.

    AWARDS TO SECTION 162(M) OFFICERS. Section 162(m) limits the deductibility of compensation in excess of $1,000,000 paid to the chief executive officer and the four other most highly compensated officers of a public company, as determined pursuant to the rules of the SEC, unless the payments are made under qualifying performance-based plans and upon the attainment of certain performance goals. The Getty Images Incentive Plan contains special provisions that are intended to enable the Committee, if it so chooses, to make Awards to officers who are subject to Section 162(m) of the Code ("SECTION 162(M) OFFICERS") that will qualify as "qualified performance-based compensation" for purposes of Section 162(m) of the Code. Section 162(m) Awards may consist of Stock Options, SARs, Stock Awards, Performance Share Awards or Other Awards the vesting, exercisability and/or payment of which is conditioned upon the attainment for the applicable performance period of specified performance targets related to designated performance goals for such period selected by the Committee. Performance goals will be selected from among the following performance criteria: (i) net revenue, (ii) net earnings, (iii) operating earnings or income, (iv) absolute and/or relative return on equity or assets,
(v) earnings per shares, (vi) cash flow, (vii) pretax profits, (viii) earnings growth, (ix) revenue growth, (x) book value per share, (xi) stock price and
(xii) performance relative to peer companies, each of which may be established on a corporate-wide basis or established with respect to one or more operating units, divisions, acquired businesses, minority investments, partnerships or joint ventures.

    In addition to the foregoing, the Committee may also grant Section 162(m) Officers Stock Options or SARs which may, pursuant to the regulations promulgated under Section 162(m), be qualified as performance-based compensation for Section 162(m) purposes without regard to the foregoing.

    CHANGE IN CONTROL

    In the event if a Change of Control of Getty Images (as defined in the Getty Images Incentive Plan), except as the Committee otherwise determines, all outstanding Options and SARs will become fully exercisable, all restrictions and conditions of all outstanding Stock Awards will lapse, all Performance Share Awards will be deemed to have been fully earned, and, in the case of a Change of Control in which Getty Images does not survive or becomes a wholly owned subsidiary of another corporation, outstanding Options that are not exercised as of the date of the Change of Control will be converted into options to purchase common stock of the acquiror.

    AMENDMENT OF THE GETTY IMAGES INCENTIVE PLAN

    The Board or Committee may amend or terminate the Getty Images Incentive Plan at any time, except that shareholder approval is required to increase the maximum number of shares issuable thereunder. No amendment or termination may adversely affect a participant's rights with respect to previously granted Awards without his or her consent.

    U.K. SCHEDULE TO THE GETTY IMAGES INCENTIVE PLAN

    A U.K. schedule to the Getty Images Incentive Plan (the "U.K. SCHEDULE") will be established, subject to obtaining approval from the U.K. Inland Revenue. Under the U.K. Schedule, the first L30,000 of Options that are granted to participants who are tax residents of the U.K. will be tax approved. In general, the provisions of the 1997 Plan will apply to Options that are granted under the U.K. Schedule, subject to certain amendments that are required by U.K. tax legislation in order to enable the Options to receive favorable tax status. The principal amendments to the Getty Images Incentive Plan effected by the U.K. Schedule are as follows. Options granted under the U.K. Schedule may only be granted to employees or full-time directors, but not consultants. No person may be granted or exercise an Option that was granted under the U.K. Schedule if he has a "material interest" in Getty Images, which is broadly defined as owning 10 percent or more of the company. Participants under the U.K. Schedule who terminate employment due to retirement or disability will be able to continue to hold their Options until they are able to receive favorable tax treatment on exercise of their Options. In the event of a change of control all outstanding options will become fully exercisable for one month (or such longer period as the Committee may permit) and shall thereafter lapse. In addition, any adjustments to the Options in the event of a change in capitalization or any amendment to the U.K. Schedule or any Option granted thereunder will require approval of the U.K. Inland Revenue.

    NEW PLAN BENEFITS

    Options to be granted under the Getty Images Incentive Plan will be authorised by the Committee in its sole discretion. For this reason, it is not possible to presently determine the benefits or amounts that will be received by any particular employees or group of employees in the future. However, pursuant to the terms of the Employment Agreements, Getty Images has agreed to grant Options to the following individuals at the market price of Getty Images Common Stock on the Closing Date. In addition, Getty Images currently intends to grant Options over an aggregate of another 1,500,000 shares of Getty Images Common Stock at or after Closing at an exercise price equal to the Average Trading Price of Getty Communications ADSs at Closing.

NAME AND POSITION                                                               NUMBER OF OPTIONS
------------------------------------------------------------------------------  ------------------
Mark Getty, Co-Chairman.......................................................        [575,000
Mark Torrance, Co-Chairman....................................................         550,000
Jonathan Klein, Group Chief Executive.........................................         575,000
[Others]......................................................................       1,500,000
Executive Officers as a group.................................................       2,700,000]

US FEDERAL INCOME TAX CONSEQUENCES

    NON-QUALIFIED STOCK OPTIONS

    The grant of a non-qualified stock option will not result in the recognition of taxable income by the participant or in a deduction to Getty Images. Upon exercise, a participant will recognise ordinary income and in an amount equal to the excess of the fair market value of the Getty Images Common Stock purchased over the exercise price. Getty Images is required to withhold tax on the amount of income so recognised, and a tax deduction is allowable equal to the amount of such income (subject to the satisfaction of certain conditions in the case of Options exercised by Section 162(m) Officers). Gain or loss upon a subsequent sale of any Getty Images Common Stock received upon the exercise of a non-qualified stock option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the exercise price for an option is paid in shares previously owned by the participant.

    INCENTIVE STOCK OPTIONS

    Upon the grant or exercise of an incentive stock option within the meaning of Section 422 of the Code, no income will be realised by the participant for federal income tax purposes and Getty Images will not be entitled to any deduction. However, the excess of the fair market value of the Getty Images Common Stock as of the date of exercise over the exercise price will constitute an adjustment to taxable income for purposes of the alternative minimum tax. If the shares of Getty Images Common Stock are not disposed of within the one-year period beginning on the date of the transfer of such shares to the participant, nor within the two-year period beginning on the grant of the Option, any profit realised by the participant upon the disposition of such shares will be taxed as long-term capital gain and no deduction will be allowed to Getty Images. If the shares of Getty Images Common Stock are disposed of within the one-year period from the date of transfer of such shares to the participant or within the two-year period from the date of grant of the Option, the excess of the fair market value of the shares upon the shares upon the date of exercise or, if less, the fair market value on the date of disposition, over the exercise price will be taxable as ordinary income of the participant at the time of disposition, and a corresponding deduction will be allowable. Certain additional rules apply if the exercise price for an option is paid in shares previously owned by the participant. If an Option intended to qualify as an incentive stock option is exercised by a person who was not

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continually employed by Getty Images or certain of its affiliates from the date of grant of such Option to a date not more than three months prior to such exercise (or one year if such person is disabled), then such Option will not qualify as an incentive stock option and will instead be taxed as a non qualified stock option, as described above.

U.K. TAX CONSEQUENCES

    Note that the following discussion only applies to persons who are resident for tax purposes in the United Kingdom. A participant will be exempt from tax on the exercise of an Option under the U.K. Schedule if: (i) the Option is exercised at least three years after its grant, and (ii) it is exercised at least three years after the last time the participant exercised an Option under the U.K. Schedule (or any other Inland Revenue approved executive share option scheme) in circumstances in which he obtained tax relief, and (iii) the Inland Revenue approval of the U.K. Schedule is still in force. If the participant later sells his shares and receives more for them than the price he paid for them, his gain may be subject to capital gains tax at the same rate as his highest rate of income tax, but this will not be the case unless his total taxable gains during the tax year in which he sells the shares are greater than the amount of the annual exemption (which for 1997/1998 is L6,500).

    If the above conditions are not satisfied, on the exercise of an Option granted under the U.K. Schedule or the Option being exercised was granted under the 1997 Plan, the Participant will be charged to income tax on (broadly speaking) the difference between the market value of the shares in respect of which his Option is exercise and the amount paid by him for them. In the case of Options granted under the U.K. Schedule, he will be liable to account for tax under the new self-assessment rules. In the case of Options granted under the 1997 Plan, his employing company will have to account to the Inland Revenue for the income tax and employees' social security contribution payable and the participant will be required to reimburse his employing company at the time of exercise. If the participant later sells his shares, his gain for the purposes of capital gains tax will be taken as the difference between the amount he receives for them and their value at the time of exercise of his Option.

    THE GETTY COMMUNICATIONS BOARD RECOMMENDS THAT THE GETTY SHAREHOLDERS VOTE "FOR" APPROVAL OF THE GETTY IMAGES INCENTIVE PLAN.